UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): August 18, 2022

FUTURE CARDIA, INC.

(Exact name of issuer as specified in its charter)

Nevada	84-1730527
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

910 Woodbridge Court, Safety Harbor, FL 34695

(Full mailing address of principal executive offices)

727-470-3466

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

ITEM 3. MATERIAL MODIFICATION TO RIGHTS OF SECURITYHOLDERS.

On August 18, 2022, Future Cardia, Inc., a Nevada corporation (the “Company”), filed a Certificate of Amendment to Articles of Incorporation of the Company (the “Certificate of Amendment”) with the Secretary of State of the State of Nevada, to increase the total number of shares of common stock that the Company is authorized to issue from 50,000,000 to 200,000,000 shares and the total number of shares of preferred stock that the Company is authorized to issue from 10,000,000 to 50,000,000 shares. The Certificate of Amendment became effective upon filing.

The Certificate of Amendment was approved by the holder of approximately 70.2% voting power of the total issued and outstanding capital stock of the Company by written consent on August 13, 2022.  Such approval and consent constitute the approval and consent of at least a majority of the voting power of the Company’s outstanding capital stock and are sufficient under Section 78.320 of the Nevada Revised Statutes and the Company’s Articles of Incorporation and Bylaws then in effect to approve the Certificate of Amendment.

The Certificate of Amendment is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

EXHIBITS

Exhibit No.	Description

2.1	Certificate of Amendment to Articles of Incorporation filed with the Secretary of State of State of Nevada on August 18, 2022

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Future Cardia, Inc.

Date: August 19, 2022	By:	/s/ Jaeson Bang
	Name:	Jaeson Bang
	Title:	Chief Executive Officer

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